Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-89742, 333-121248, 333-117169, 333-157596, 333-165051 and 333-54056) of Novellus Systems, Inc. and Form S-8 (No. 333-181878) of Lam Research Corporation of our report dated June 21, 2013, with respect to the statement of net assets available for benefits of the Novellus Systems, Inc. Retirement Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2012 annual report on Form 11-K of the Novellus Systems, Inc. Retirement Plan.

/s/ MOSS ADAMS, LLP

Campbell, California

June 21, 2013